STATEMENT OF INVESTMENTS

Dreyfus California Tax Exempt Money Market Fund

June 30, 2006 (Unaudited)

Short-Term Investments--90.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--89.6%				
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) (LOC; KBC Bank)	4.00	7/7/06	900,000 a	900,000
California, Economic Recovery, GO Notes	5.00	7/1/06	500,000	500,000
California, GO Notes	6.32	2/1/07	100,000	101,480
California, GO Notes	6.55	3/1/07	140,000	142,590
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.96	7/7/06	5,000,000 a	5,000,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA and State Street Bank and Trust Co.)	3.96	7/7/06	5,000,000 a	5,000,000
California, GO Notes (Insured; MBIA)	5.32	10/1/06	2,000,000	2,008,507
California Community College Financing Authority, GO Notes, TRAN (Insured; FSA)	4.44	6/29/07	1,000,000 b	1,008,400
California Educational Facilities Authority, College and University Revenue (University of Judaism) (LOC; Allied Irish Bank)	4.05	7/7/06	3,200,000 a	3,200,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	3.95	7/7/06	8,000,000 a	8,000,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	4.02	7/7/06	4,275,000 a	4,275,000
California Infrastructure and Economic Development Bank, Revenue (Los Angeles SPCA Project) (LOC; The Bank of New York)	3.95	7/7/06	6,200,000 a	6,200,000
California Pollution Control Financing Authority, PCR (Pacific Gas and Electric				

Company) (LOC; Bank One)	3.96	7/1/06	1,100,000 a	1,100,000
California Pollution Control Financing Authority, PCR (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.96	7/1/06	13,360,000 a	13,360,000
California Pollution Control Financing Authority, SWDR (AG Resources III LLC Project) (LOC; Key Bank)	4.00	7/7/06	2,780,000 a	2,780,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	4.00	7/7/06	450,000 a	450,000
California Pollution Control Financing Authority, SWDR (CR&R Incorporated Project) (LOC; Bank of the West)	4.03	7/7/06	1,500,000 a	1,500,000
California Pollution Control Financing Authority, SWDR (Greenwaste Recovery Project) (LOC; Comerica Bank)	4.05	7/7/06	3,085,000 a	3,085,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	4.05	7/7/06	2,200,000 a	2,200,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	4.05	7/7/06	2,155,000 a	2,155,000
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	4.00	7/7/06	3,625,000 a	3,625,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper Inc. Project) (LOC; Comerica Bank)	4.05	7/7/06	1,000,000 a	1,000,000
California School Cash Reserve Program, COP, TRANS (Insured; AMBAC)	4.44	7/6/07	1,000,000 b	1,009,660
California Statewide Communities Development Authority, IDR (Evapco, Inc. Project) (LOC; Bank of America)	4.05	7/7/06	735,000 a	735,000
California Statewide Communities Development Authority, IDR (Pacific Bearings Company Project) (LOC; Union Bank of California)	4.10	7/7/06	325,000 a	325,000
California Statewide Communities Development Authority,				

Industrial Revenue (Lustre California) (LOC; Comerica Bank)	4.00	7/7/06	2,940,000 a	2,940,000
California Statewide Communities Development Authority, Revenue (Saint Mary and All Angels School) (LOC; Allied Irish Bank)	4.00	7/7/06	8,050,000 a	8,050,000
California Statewide Communities Development Authority, TRAN (Pooled Local Agencies)	4.44	6/29/07	2,000,000 b	2,016,900
Conejo Valley Unified School District, GO Notes, TRAN	4.19	6/29/07	1,000,000 b	1,005,120
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	4.03	7/7/06	1,715,000 a,c	1,715,000
Golden West Schools Financing Authority, GO, Revenue (Goleta Union School District) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services)	4.01	7/7/06	5,205,000 a,c	5,205,000
Kern County, GO Notes, TRAN	4.44	6/29/07	1,000,000 b	1,009,360
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.96	7/7/06	1,700,000 a	1,700,000
Los Angeles Convention and Exhibition Center Authority, LR (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.93	7/7/06	2,700,000 a	2,700,000
Los Angeles County, GO Notes, TRAN	4.44	6/29/07	1,000,000 b	1,009,550
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement)	4.02	7/7/06	3,000,000 a	3,000,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Bank)	3.98	7/7/06	2,800,000 a	2,800,000
Milpitas Unified School District, GO Notes, TRAN	4.44	7/10/07	2,000,000 b	2,015,470
Northern California Power Agency, Special Revenue, Refunding (Geothermal Project Number 3) (Insured; AMBAC)	5.11	7/1/06	2,595,000	2,595,000
Port of Oakland, Port Revenue (Insured; MBIA)	5.87	11/1/06	630,000	635,591

Riverside Community College District, GO Notes (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	4.00	7/7/06	4,265,000 a,c	4,265,000
San Diego, Water Utility Fund Net System Revenue (Certificates of Undivided Interest) (Insured; FGIC and Liquidity Facility; Citibank NA)	4.00	7/7/06	2,785,000 a,c	2,785,000
San Diego County, COP (Friends of Chabad Lubavitch) (LOC; Comerica Bank)	4.05	7/7/06	1,700,000 a	1,700,000
Santa Clara County Housing Authority, MFHR (Monte Vista Terrace Apartments) (LOC; Union Bank of California)	4.05	7/7/06	2,000,000 a	2,000,000
Sausalito, MFHR (Rotary Village Senior Housing Project) (LOC; Bank of the West)	3.94	7/7/06	1,200,000 a	1,200,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.96	7/7/06	2,940,000 a	2,940,000
Tulare-Porterville Schools Financing Authority, COP (2002 Refinancing Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.95	7/7/06	7,075,000 a	7,075,000
University of California, College and University Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	4.03	7/7/06	3,000,000 a,c	3,000,000
University of California, Education Revenue, CP	3.20	7/13/06	1,000,000	1,000,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	4.04	7/7/06	1,600,000 a	1,600,000
Vallejo, Water Revenue, COP (LOC; KBC Bank)	4.00	7/7/06	2,440,000 a	2,440,000
Ventura County Community College District, GO Notes Election 2002 (Insured; MBIA)	2.98	8/1/06	2,095,000	2,095,000
Walnut Energy Center Authority, CP (Turlock Irrigation District) (LOC; State Street Bank and Trust Co.)	3.42	8/15/06	5,000,000	5,000,000
Whittier, College and University Revenue				

(Whittier College) (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	4.02	7/7/06	3,000,000 a	3,000,000

U.S. Related--.6%

Puerto Rico Commonwealth, TRAN (LOC: Bank of Nova Scotia, BNP Paribas, Citibank NA, Dexia Credit Locale, Fortis Bank, Royal Bank of Canada and State Street Bank and Trust Co.)	4.43	7/28/06	990,000	990,418

Total Investments (cost $149,148,046)	**90.2%**	**149,148,046**
Cash and Receivables (Net)	**9.8%**	**16,151,428**
Net Assets	**100.0%**	**165,299,474**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Purchased on a delayed delivery basis.
c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $16,970,000 or 10.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		